UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041460

AM 4-5-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 30 2005 WASH., D.C.

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/04 (MM/DD/YY) AND ENDING 1/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triequa Capital Corporation AKA: Tri Equa Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17501 E. 17th St., Ste. 200
(No. and Street)

Tustin (City) CA (State) 92780 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight, Cooney & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St., Ste. 475 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriEqua Capital Corporation, as of Jan 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Orange } SS.

Subscribed and sworn to (or affirmed) before me on this 29th day of March, 2005, by William J Caldwell (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


ERIN MARY
Comm. # 1555601
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Feb. 27, 2009

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- [x] INDIVIDUAL
- [ ] CORPORATE OFFICER

TITLE(S)

- [ ] PARTNER(S)
- [ ] ATTORNEY-IN-FACT
- [ ] TRUSTEE(S)
- [ ] GUARDIAN/CONSERVATOR
- [ ] SUBSCRIBING WITNESS
- [ ] OTHER:

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Financial Statement
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

3-29-05
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER


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TRI EQUA CAPITAL CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2005

INDEX

AHC&M ALLEN, HAIGHT, COONEY & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TRI EQUA CAPITAL CORPORATION

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Allen, Haight, Cooney & Monaghan LLP

March 22, 2005

2302 Martin, Suite 475 ∘ Irvine, CA 92612 ∘ (949) 852-9433 ∘ FAX (949) 852-9620
Donald L. Allen ∘ R. Lee Haight ∘ David C. Cooney ∘ Thomas F. Monaghan ∘ E-Mail: ahc@ahcllp.com

TRI EQUA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents (Note 1)	$	18,899
Commissions receivable (Note 1)		30,759
Deferred income taxes (Note 2)		3,076
Total current assets		52,734
Property and equipment, at cost:		
Office equipment and furniture		19,767
Less: accumulated depreciation		(19,767)
		-
	$	52,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued wages and related expenses	$	4,424
Commissions payable		18,878
Total current liabilities		23,302
Commitments (Note 3)		
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding		8,000
Additional paid-in-capital		54,841
Accumulated (deficit)		(33,409)
		29,432
	$	52,734

See accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED JANUARY 31, 2005

Commission revenues	$ 326,395
Operating expenses	
Accounting	5,496
Auto	11,103
Bank fees	123
Bond premiums	369
Bonus	114
Commissions	99,599
Entertainment	1,508
Insurance	22,328
License and fees	7,664
Miscellaneous	1,941
Payroll taxes	9,342
Penalties	1,699
Pension and profit sharing contribution	2,880
Postage and delivery	1,861
Promotional	230
Rent	23,222
Repairs and maintenance	3,861
Supplies	8,202
Telephone	877
Wages	138,726
Total operating expenses	341,145
(Loss) from operations, before income tax (benefit)	(14,750)
Income tax (benefit) (Note 2)	(2,202)
Net (loss)	$ (12,548)

See accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Stockholder's Equity
Balance at January 31, 2004	$ 8,000	$ 38,841	$ (20,861)	$ 25,980
Capital contributions		16,000		16,000
Net (loss)	-	-	(12,548)	(12,548)
Balance at January 31, 2005	$ 8,000	$ 54,841	$ (33,409)	$ 29,432

See accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2005

Cash flows from operating activities:		
Net (loss)	$	(12,548)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Deferred income tax benefit		(2,603)
(Increase) decrease in:		
Commissions receivable		210
Increase (decrease) in:		
Accrued wages and related expenses		1,961
Commissions payable		(4,897)
Accrued income taxes		(399)
Net cash (used in) operating activities		(18,276)
Cash flows from financing activities:		
Capital contributions		16,000
Net cash provided by financing activities		16,000
Net (decrease) in cash and cash equivalents		(2,276)
Cash and cash equivalents, beginning of year		21,175
Cash and cash equivalents, end of year	$	18,899

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:		
Income taxes	$	800

See accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tri Equa Capital Corporation (the "Company") operates as a broker/dealer for the sale of mutual funds, variable annuities, variable life insurance, and limited partnership products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

Commissions Receivable

The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience, management's evaluation of outstanding accounts receivable, and the specific assessment of the collectibility of past due accounts at the end of each year. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. At January 31, 2005, management determined that an allowance is not considered necessary.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, and Related Depreciation and Amortization

Property and equipment are stated at cost. Major renewals and improvements are charged to the property accounts, while replacements, maintenance, and repairs which do not extend the estimated useful life of the respective assets, are expensed currently.

At the time properties are sold or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is recorded. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

Description	Estimated useful Life
Office equipment and furniture	5-7 years

Revenue Recognition

Commissions and related expenses are recognized on the settlement date. At January 31, 2005, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission income on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred income taxes result primarily from temporary differences between tax and financial reporting methods.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2005

NOTE 2 –INCOME TAX (BENEFIT)

The income tax (benefit) for the year ended January 31, 2005 is as follows:

Current income taxes (benefit):		
Federal	$	(399)
State		800
		401
Deferred income tax (benefit):		
Federal		(1,658)
State		(945)
		(2,603)
Income tax (benefit)	$	(2,202)

The deferred tax assets and liabilities in the accompanying balance sheet consist of the following:

Current deferred income taxes:		
Deferred income tax asset	$	3,076
Valuation allowance		-
		3,076
Deferred income tax liability		-
Net deferred tax asset	$	3,076

The current deferred income tax asset results from state franchise taxes accrued for financial reporting purposes and deducted for federal tax purposes in the subsequent year and net operating loss carryforwards. The state operating loss carryforwards of approximately $4,600 and $6,000 will expire in 2014 and 2015, respectively, if unused. The federal operating loss carryforwards of approximately $13,000 will expire in 2024 if unused.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2005

NOTE 3 – COMMITMENTS

The Company leases its office facilities under a non-cancelable operating lease. The lease calls for monthly payments of $868 and expires on November 30, 2007. Rent expense for non-cancelable operating leases for the year ended January 31, 2005, was approximately $23,000.

Aggregate minimum rent payments under non-cancelable operating leases subsequent to January 31, 2005 are as follows:

2005	$	10,416
2006		10,416
2007		8,680
	$	29,512

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2005, the Company had net capital and net capital requirements of $9,305 and $5,000, respectively. The Company's net capital ratio is 1.9 to 1.

SUPPLEMENTARY SCHEDULE

TRI EQUA CAPITAL CORPORATION

SCHEDULE 1 - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1

YEAR ENDED JANUARY 31, 2005

Aggregate indebtedness:		
Accrued wages and related expenses	$	4,424
Commissions payable		18,878
	$	23,302
Net capital:		
Total stockholder's equity from statement of financial condition	$	29,432
Commissions receivable - non-allowable		(17,051)
Deferred income tax assets		(3,076)
		9,305
Minimum net capital requirement		5,000
Net capital in excess of minimum requirement	$	4,305
Ratio of aggregate indebtedness to net capital		1.9 to 1

There were no material differences between the amounts represented in the computation of net capital set forth above and the amounts as reported in the Company's audited Part II focus report. Accordingly, no reconciliation is necessary.

See accompanying notes to financial statements.

AHC&M
ALLEN,
HAIGHT,
COONEY &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Tri Equa Capital Corporation
Tustin, California

In planning and performing our audit of the financial statements and supplemental schedule of Tri Equa Capital Corporation (the Company) for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

2302 Martin, Suite 475 ∘ Irvine, CA 92612 ∘ (949) 852-9433 ∘ FAX (949) 852-9620
Donald L. Allen ∘ R. Lee Haight ∘ David C. Cooney ∘ Thomas F. Monaghan ∘ E-Mail: ahc@ahcllp.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Knight, Cooney & Monaghan LLP

March 22, 2004